As filed with the Securities and Exchange Commission on January 9, 1999

                                                      Registration No. 333-67335


================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-3


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          IMCLONE SYSTEMS INCORPORATED
             (Exact name of registrant as specified in its charter)

                  Delaware                                 04-2834797
         (State or other jurisdiction of                (I.R.S. Employer
         incorporation or organization)                 Identification No.)

               John B. Landes, Esq.
      Vice President, Business Development
               and General Counsel
           ImClone Systems Incorporated

                180 Varick Street                  180 Varick Street
             New York, New York 10014          New York, New York 10014

                  (212) 645-1405                     (212) 645-1405
      (Name, address, including zip code,     Address, including zip code, and
        and telephone number, area code,  (telephone number, including including
            of agent for service)               area code, of registrant's
                                                principal executive offices)

                          Copies of communications to:

                          Lawrence A. Darby III, Esq.
                  Kaye, Scholer, Fierman, Hays & Handler, LLP
                                425 Park Avenue
                         New York, New York 10022-3598

                           ---------------------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.


================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the related registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   Subject to completion dated January 9, 1999


PROSPECTUS

                                 IMCLONE SYSTEMS
                                  INCORPORATED

                                1,731,497 SHARES

                                  COMMON STOCK

THE COMPANY

ImClone Systems Incorporated
180 Varick Street
New York, New York 10014

(212) 645-1405

THE SELLING STOCKHOLDERS


Certain of our officers and directors and a member of our Scientific Advisory Board who participated in the founding of ImClone are having registered hereby the offer and sale of the Shares which they may acquire by exercising warrants we have issued to them at various times before the date of this prospectus.


TRADING SYMBOL:
NASDAQ NATIONAL MARKET - "IMCL'

THE OFFERING

The Selling Stockholders may sell Shares at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. The Selling Stockholders may sell Shares at the market price of our common stock at the time of a sale, at prices relating to the market price of our common stock over a period of time, or at prices negotiated with the buyers of Shares.

The Selling Stockholders will receive all proceeds from the sale of Shares, and will pay all brokerage fees and commissions and similar sale-related expenses. We will not receive any of the proceeds. When the Selling Stockholders exercise their warrants to buy the Shares being sold, they will pay us the exercise price. We are paying the expenses in connection with the registration of the shares with the SEC.

This Investment Involves a High Degree of Risk. See "Risk Factors" Beginning On Page 9.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                The date of this Prospectus is January [ ], 1999.

                                TABLE OF CONTENTS

THE COMPANY....................................................................1
THE OFFERING...................................................................1
PROSPECTUS SUMMARY.............................................................1
THE OFFERING...................................................................7
WHERE YOU CAN FIND MORE INFORMATION............................................8
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS.....................................8
RISK FACTORS...................................................................9
         Early Stage of Product Development; Technological Uncertainty.........9
         History of Operating Losses and Accumulated Deficit...................9
         Cash Requirements; Need for Additional Funding........................9
         Dilution; Shares Available for Future Sale...........................10
         Limited Manufacturing Experience.....................................12
         Establishing Sales and Marketing Capability..........................12
         Dependence on Certain Agreements with Corporate Partners.............12
         Uncertainties as to Patents and Proprietary Technologies.............13
         Reliance on and Attraction and Retention of Key Personnel and
            Consultants.......................................................14
         Technological Change and Risk of Obsolescence; Competition...........14
         Extensive Government Regulation......................................14
         Product Liability Exposure...........................................15
         Hazardous Materials; Environmental Matters...........................15
         Uncertainty of Health Care Reimbursement and Related Matters.........15
         Possible Volatility of Stock Price...................................15
         Limitations on Net Operating Loss Carryforwards......................15
         Dividend Policy and Restrictions.....................................15

         Year 2000............................................................15

USE OF PROCEEDS...............................................................16
SELLING STOCKHOLDERS..........................................................17
PLAN OF DISTRIBUTION..........................................................18
         Manner of Sales; Broker-Dealer Compensation..........................18
         Filing of Supplement to Prospectus In Certain Instances..............18
         Certain Persons Deemed to be Underwriters............................18
         Regulation M.........................................................18
LEGAL MATTERS.................................................................18
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES
  ACT LIABILITIES.............................................................19


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                          -----------------------------

                               PROSPECTUS SUMMARY

                          -----------------------------

                                   THE COMPANY

      The following summarizes the business and operations of ImClone Systems Incorporated (referred to in this prospectus as "we", "us", "ImClone" or the "Company"). This summary highlights certain information about ImClone that is included and incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information about us or all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the information under the caption "Risk Factors" and the information in the financial statements and the notes to the financial statements that are incorporated by reference in this prospectus. The securities offered by this prospectus involve a high degree of risk. See "Risk Factors."

                         Overview of ImClone's Business

      We are a biopharmaceutical company, primarily engaged in the research and development of drugs and other products for the treatment of cancer and cancer-related disorders.

      When we have successfully tested our products, we intend to sell them to the public when and if we receive Food and Drug Administration ("FDA") and any other required regulatory approvals. We may manufacture and market the products by ourselves or in cooperation with others.

ImClone's Cancer-Related Products.

      We currently have three cancer-related products that we are developing, two of which we are testing in clinical trials. A clinical trial is a study in which a product being tested is administered to patients under the supervision of a qualified principal investigator. A clinical study is intended to determine, among other things, the product's safety and effectiveness. We have not yet commercialized and marketed any of these products or sold them to the public. We are currently involved in developing the following cancer-related products:

o  C225 Cancer Therapeutic ("C225").

o  BEC2 Cancer Vaccine ("BEC2").

o  c-p1C11 Chimerized Monoclonal Antibody Inhibitor of Angiogenesis ("c-p1C11").

We discuss each of these products more fully below under the heading "ImClone's Development Programs."

Licensing of Diagnostics and Infectious Disease
    Products.

      We have also researched, developed and tested products to diagnose, and vaccines for, infectious diseases such as the sexually transmitted diseases gonorrhea and chlamydia. We have licensed the rights to these diagnostic and infectious disease products and vaccines to corporate partners. We use the licensing, research support and royalty fee revenues that we receive from these corporate partners, in part, to fund our ongoing research and development of cancer-related products.

Research Programs.

      In addition to our development programs, we also continue to conduct research in various areas. We conduct such research to discover new treatments for cancer. We conduct such research in-house, as well as in cooperation with certain corporate partners and academic institutions.

Background and Facilities.

      ImClone was incorporated in Delaware in 1984 and began its principal research and development operations in March 1986. ImClone's principal executive offices and laboratories are located at 180 Varick Street, New York, New York, 10014, and the telephone number is (212) 645-1405.

      We also operate a facility in Somerville, New Jersey where we manufacture materials for product candidates of sufficient quality and in sufficient quantity for human clinical trials.

                         ImClone's Development Programs

C225 Cancer Therapeutic.

      Our main interventional therapeutic product candidate for cancer is a chimerized (part mouse, part human) monoclonal antibody that blocks the Epidermal Growth Factor ("EGF") receptor. An interventional therapeutic product for cancer is a drug that interferes with the growth of tumors, and is used to treat people who have developed cancer. An antibody is a protein that directly attacks foreign substances in the body, including tumors. The "monoclonal" nature of an antibody means that the antibody is derived from a single antibody producing cell, called a hybridoma cell. C225 works to treat cancer in the same manner as other growth factor receptor inhibitors, which process is discussed in greater detail under the heading "ImClone's Research Programs -- Research on Interventional Therapeutics."

      The EGF receptor is found in excessive amounts in the cells of approximately one-third of all solid cancers. It is also found in select normal tissue. In vivo animal studies, which for cancer studies can be studies in which animals have been implanted with human tumors, have shown that C225, when used together with various agents used in chemotherapy (doxorubicin, cisplatin or paclitaxel), helps these chemotherapeutic agents fight the tumors more effectively.


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

These studies showed that the human tumors established in these animals were eliminated, and the animals survived tumor-free for a significant period of time. We have also found that C225 used alone helps reduce tumors in animals that have been implanted with renal cell carcinoma (kidney cancer) and pancreatic carcinoma (pancreatic cancer).

      Our C225 product is now in clinical trials. Clinical trials are typically conducted in three sequential phases, Phase I, Phase II and Phase III, although the phases may overlap. In Phase I, the initial introduction of the drug into human subjects, the product is tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. A Phase II clinical trial studies a limited number of patients to determine (1) if the drug has any effect on the disease, (2) the correct dosage of the drug needed to produce the desired effect and (3) the side effects of the dosage selected.

      Since December 1994, we have initiated several Phase Ib/IIa clinical trials of C225 at Memorial Hospital (the patient care arm of Memorial Sloan-Kettering Cancer Center) (referred to as "Sloan-Kettering"), Yale Cancer Center, University of Virginia, MD Anderson Cancer Center and the University of Alabama, among others. In these C225 Phase Ib/IIa studies, we have given C225 intravenously at selected doses, both alone and in combination with chemotherapeutic drugs, to patients with various solid cancers, such as breast, prostate, head and neck and renal cancers. Certain of these studies are ongoing. These studies have shown that the drug is generally well-tolerated by patients.


      We expect in the near future to begin Phase III clinical trials to further test C225 in head and neck cancer, in combination with radiation therapy and in combination with chemotherapy. A "Phase III" clinical trial is conducted following a Phase II study which has shown that a product is effective and acceptably safe. "Phase III" trials further evaluate clinical effectiveness and further test for safety in a greater number of patients at multiple clinical study sites. We also expect to begin in the near future several additional Phase II clinical trials to continue to determine the types of tumors on which C225 is most effective. In these clinical trials, C225 will most likely be used in combination with chemotherapeutic agents or immune system agents called cytokines.

      On December 14, 1998, we entered into an agreement with Merck KGaA ("Merck"), a German-based drug company, relating to the development, marketing and sale of C225. Under this agreement:

o We have granted Merck exclusive rights to market C225 outside of North America. We have retained the right to market C225 within North America.

o   We have retained the rights to be the exclusive manufacturer of C225.

o   We will co-develop C225 in Japan.

      In return, Merck is (1) paying to us $30 million in upfront fees and early cash-based milestone payments based upon our achievement of certain milestones set forth in the agreement, (2) paying to us an additional $30 million assuming we achieve further milestones for which Merck will receive equity in ImClone which will be priced at varying premiums to the then market price of the common stock depending upon the timing of the achievement of the respective milestones,
(3) providing to us subject to certain terms a $30 million secured line of credit or guaranty for the build-out of a manufacturing facility by us for the commercial production of C225, (4) funding clinical development of C225 outside of North America, and (5) required to pay us royalties on future sales of C225, if any. Merck has also agreed not to own greater that 19.9% of our voting securities through December 3, 2002.

      The Agreement may be terminated (1) by either Merck or ourselves in the event of the material breach of the other party, (2) by Merck in various other instances, including (a) at its discretion on any date on which a milestone is achieved (in which case no milestone payment will be made), or (b) for a one-year period after first commercial sale of C225, upon Merck's reasonable determination that the product is economically unfeasible (in which case Merck is entitled to receive back 50% of the cash based milestones then paid to date, but only based upon a royalty rate applied to our sales in North America, if any). In the event of termination of the agreement, the due date for the payment of the credit for the manufacturing facility will be accelerated, or in the event of a guaranty, ImClone will be required to use its best reasonable efforts to release Merck as guarantor. In the event by March 13, 1999 we fail to agree with Merck on a production concept for the manufacturing facility or Merck fails to provide us with the credit facility or guaranty then the agreement may be terminated by either of us, in which case Merck is entitled to receive back all milestone payments made to date.


BEC2 Cancer Vaccine.

      BEC2 is our principal cancer vaccine product candidate. A cancer vaccine is intended to be given to a patient after initial treatment of a tumor in order to activate immune responses to protect against local spread, distant metastases or recurrence of the cancer. It is currently in the clinical development stage. BEC2 is a monoclonal anti-idiotypic antibody. Anti-idiotypic antibodies are antibodies directed against the site of another antibody to which antigens bind. An antigen is a substance in the body that stimulates the body to produce antibodies and/or T cells to fight disease. T cells are cells that are involved in the immune system's response to fight disease. In certain cases, the anti-idiotypic antibody can resemble the original antigen and thus stimulate an immune system response. Often, such an anti-idiotypic antibody produces a stronger immune response than the immune response produced by the original antigen which it resembles. As a result, the immune system of cancer patients injected with an anti-idiotypic antibody that resembles an antigen on a tumor will recognize the tumor antigen and destroy the tumor.

      We have tested the BEC2 antibody since 1991 in Phase I clinical trials at Sloan-Kettering against certain forms of cancer, including both limited disease and extensive disease small cell lung carcinoma and melanoma (skin cancer). Limited disease small cell lung carcinoma is limited to the lungs. Extensive disease small cell lung carcinoma means that the disease has migrated to other parts of the body. A statistically significant number of patients with small cell lung carcinoma who participated in a pilot study involving BEC2 at


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

Sloan-Kettering had a considerably longer disease-free period after treatment with BEC2 than would otherwise have been expected. We have begun a Phase III multinational clinical trial for BEC2 in the treatment of limited disease small cell lung carcinoma, and patient enrollment has begun.


      We have entered into an agreement with Merck relating to the manufacture, marketing and sale of BEC2. Under this agreement:


o We have granted Merck exclusive rights to manufacture and market BEC2 worldwide but for North America where the parties share the right to co-market BEC2.

o The parties intend that ImClone will be the bulk product manufacturer of BEC2 to support worldwide sales.

      In return, Merck (1) is paying us research support, (2) is required to pay us certain milestone fees, and (3) is required to pay us royalties on future sales of BEC2 by Merck outside North America, if any.

Chimerized Monoclonal Antibody Inhibitor of
    Angiogenesis.

      We have developed c-p1C11 as an inhibitor of angiogenesis. Angiogenesis is the natural process of growth of new blood vessels. Vascular Endothelial Growth Factor ("VEGF") regulates angiogenesis. VEGF is a natural growth factor which is also produced by tumor cells. Once produced by the tumor, it stimulates the body's endothelial cells, which are the cells that line all blood vessels, to grow. This results in the production of new blood vessels and ensures an adequate blood supply to the tumor. The growth of a tumor depends upon the growth of new blood vessels in this manner. KDR is a growth factor receptor found almost exclusively on the surface of human endothelial cells. VEGF must recognize and bind to this KDR receptor in order to stimulate the endothelial cells to grow.

      c-p1C11 is a chimerized monoclonal antibody which specifically binds to the KDR receptor for VEGF. By doing so, it prevents VEGF from binding to that receptor, which, in turn, blocks endothelial cell growth and inhibits angiogenesis. The c-p1C11 antibody, therefore, helps inhibit or eliminate cancer by preventing the growth of new blood vessels and depriving the tumor of the blood supply that it requires to grow. The c-p1C11 antibody is called "chimerized" because part of the antibody is derived from a mouse, while the other part is derived from a human. The benefit of the chimerization of this antibody in this way is that the human part causes the antibody to be less immunogenic. That is, it lessens the chance that the body will recognize the antibody as foreign and reject it. An antibody such as c-p1C11 that inhibits angiogenesis may also be useful in treating other diseases that, like cancer, depend on the growth of new blood vessels. Such diseases include diabetic retinopathy, macular degeneration and rheumatoid arthritis.

      We are now conducting pre-clinical studies before filing an Investigational New Drug Application with the FDA to allow us to further test c-p1C11 as a possible cancer therapeutic. Pre-clinical studies are conducted before the beginning of clinical trials, and include both laboratory evaluation of the chemistry of the product and animal studies to determine the safety and effectiveness of the product. The results of the pre-clinical studies are submitted to the FDA as part of the Investigational New Drug Application.

      We are also working with MRC Collaborative Center in England to prepare a humanized form of c-p1C11. A "humanized" form of c-p1C11 would essentially be a human antibody that contains only a minimal amount of mouse components that are necessary for the antibody to have therapeutic value without resulting in the body rejecting the antibody. The humanized form of c-p1C11 would serve as a back-up, in the event that the chimerized c-p1C11 antibody causes an immune response in the human body due to the presence of the mouse component.

                           ImClone's Research Programs

General.

      In addition to concentrating on our products in development, we perform ongoing research in a number of related areas. We conduct research in-house. We also cooperate with corporate partners and academic institutions on research. We hope that such research efforts will identify, among other things, additional drugs and techniques to treat and prevent cancer which we can develop, test and ultimately commercialize to manufacture and sell to the public.

Research on Interventional Therapeutics.

      Tyrosine Kinase Receptor Inhibitors. We are conducting a research program to develop inhibitors of tyrosine kinase receptors. Tyrosine kinase receptors are a type of growth factor receptor. Tumor cells often depend on growth factors to allow the tumor to continue to grow and multiply rapidly. These growth factors act by binding to tyrosine kinase receptors, which are receptors located on the surface of cells. When the growth factor binds to the receptor, this activates the enzyme (kinase) part of the receptor, which initiates an "on signal" in the cells. The kinase activity initiates the process of cell division, which results in tumor growth. Therefore, a product that inhibits tyrosine kinase receptors, would prevent the growth factor from binding with the tyrosine kinase receptor. This would, in turn, prevent or inhibit the kinase activity that would result from such binding, as well as the resulting cell division and tumor cell growth.

      In the past, we have chosen to inhibit tyrosine kinase receptors with antibodies that block the binding of growth factors to the receptors. More recently, we have started a discovery program to identify small molecules that inhibit the enzyme part of growth factor receptors. In October 1997, we entered into an agreement with CombiChem, Inc., a combinational chemistry company. Under our agreement, we can use CombiChem's library of structures of chemical compounds to help us identify candidates that interfere with the function of growth factor receptors. CombiChem will also synthesize novel and improved molecules that act as inhibitors of the growth factor receptors. We have also entered into an agreement with the Institute for Molecular Medicine in Freiburg, Germany, which permits us to test small molecules as


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

therapeutic candidates to see if they are effective in inhibiting various tyrosine kinase receptors.

      VE-cadherin. In connection with our anti-angiogenesis research program, we are also doing research to see whether antibodies that inhibit vascular-specific cadherin ("VE-cadherin") also inhibit angiogenesis. Cadherins are a family of cell surface molecules that help organize tissue structures. Researchers generally believe that VE-cadherin plays an important role in angiogenesis by organizing the assembly of endothelial cells into vascular tubes, which is a necessary step in the formation of new blood vessels. As we stated above, advanced tumor growth is dependent on the formation of a capillary blood vessel network in the tumor to ensure an adequate blood supply to the tumor. Therefore, antibodies that inhibit VE-cadherin may inhibit such capillary formation in tumors, and help fight cancer by cutting-off an adequate blood supply to the tumor. We intend to test various monoclonal antibodies against VE-cadherin to see if they are effective in inhibiting the function of the VE-cadherin, and the growth of blood vessels.

      We also intend to use our chemical analysis techniques as well as CombiChem's libraries to identify small molecules, in addition to antibodies, that inhibit VE-cadherin. In connection with our VE-cadherin research program, we have been assigned the exclusive rights to VE-cadherin-2, a recently-developed form of vascular-specific cadherin, and to antibodies that inhibit VE-cadherin. We also collaborate with the Mario Negri Institute for Pharmacological Research (Milan, Italy) to do pharmacological research to better determine the role of VE-cadherin in angiogenesis.


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


Research on Potential Cancer Vaccines.


      We are conducting research to discover possible cancer vaccines as another route to cancer treatment. Cancer vaccines would activate immune responses to tumors to protect against local spread, distant metastases or recurrence of cancer. We focus our research efforts on choosing appropriate cancer cell targets and producing effective immune responses in our cancer vaccine research program.

      For example, we are now doing research on a possible melanoma vaccine based on the melanoma antigen gp75. A melanoma is a tumor or cancerous growth of the skin. The gp75 antigen stimulates the body to produce antibodies and T cells to attack the malignant melanoma. Animal studies have shown that a gp75 cancer vaccine is very effective in creating an immune response in the body against melanoma cells, and may prevent or inhibit growth of experimental melanoma tumors in mice.


Research on Endothelial Stem Cell
   Technology.


      We have developed the technology necessary to isolate endothelial stem cells. Endothelial stem cells are cells that may originate in the bone marrow. These stem cells contribute to the development of new blood vessels throughout the entire body. Endothelial stem cells help produce endothelial cells. We are exploring the use of endothelial stem cells to stimulate collateral blood circulation in ischemias. Ischemias are disease conditions where an organ of the body does not receive enough blood. For example, a myocardial ischemia is the clogging of the blood vessels in the heart.

      We believe that the ability to isolate endothelial stem cells could allow us to use these cells to treat many ischemia conditions by using them to stimulate the growth of new blood vessels to increase the supply of blood to a targeted area of the body. We also believe that the isolated endothelial stem cells could be used to treat other conditions where the stimulation of new blood vessel growth is desired. These uses include the treatment of burn patients and the healing of wounds.

      We are also exploring the use of endothelial stem cells in connection with gene therapy. Gene therapy involves inserting one or more genes into cells. The cells may then be delivered by various mechanisms to specific parts of the body in order to treat disease. For example, in diabetes, a condition in which the pancreas does not produce enough insulin, a gene therapy technique could be used to alter cells to produce insulin and deliver such insulin producing cells to the pancreas.

      We believe that a gene therapy delivery approach could also be used with endothelial cells in order to treat cancer. Tumors require angiogenesis to grow. Tumors must attract endothelial stem cells in order for angiogenesis to occur. We believe that a gene therapy technique could be used to alter endothelial stem cells to express tumor destroying molecules and to deliver these altered endothelial stem cells to the tumors.

Research on Hematopoiesis.

      We are conducting research in hematopoiesis, which is the growth and development of blood cell elements. Current cancer treatments such as radiation and chemotherapy are limited because they are harmful to bone marrow, the part of the body that manufactures the cellular elements of blood. Radiation and chemotherapy would be less harmful and could be used more effectively if the hematopoietic stem cells in the bone marrow (i.e., the cells which make blood cells) could be shielded from these harmful effects. This could be accomplished if these blood cell-making stem cells could be removed from the patient before treatment with radiation or chemotherapy and returned to the patient afterwards. Therefore, our research, on hematopoiesis has been aimed at discovering factors to support these blood-making stem cells and to control their proliferation, differentiation and functional deterioration. Our goal is to permit them to be maintained in culture outside of the body without harming them.

      Most stem cells, when they are removed from the patient's bone marrow, quickly differentiate, that is, they become designated for a specific function and lose their ability to make blood cells. The delta-like protein ("DLK") is a protein which may help to maintain stem cells in their undifferentiated state while they are outside the patient's body during radiation treatment or chemotherapy. We have an exclusive license from The National Institutes of Health ("NIH") to DLK for use in our studies involving stem cells. DLK may also be useful in gene therapy using stem cells. DLK could be used to maintain the stem cells in their undifferentiated state while they are genetically manipulated outside the body. Then, the stem cells could be returned to the body as functioning, rather than differentiated, stem cells.

         In the course of our research on hematopoiesis, we discovered the FLK-2/FLT-3 receptor (originally referred to by ImClone as FLK-2, by others as FLT-3, and herein as FLK-2/FLT-3). We are the exclusive licensee of a family of patents and patent applications covering the FLK-2/FLT-3 receptor. FLK-2/FLT-3 ligand is a protein that binds to and activates the FLK-2/FLT-3 receptor. The FLK-2/FLT-3 ligand's role seems to be to stimulate the growth of the hematopoietic blood making stem cells. Also, the FLK-2/FLT-3 ligand stimulates the production of dendritic cells, which are potent cells that specialize in processing foreign antigens and presenting these antigens to the immune system. The addition of the FLK-2/FLT-3 ligand to stem cells may help stem cells reproduce themselves while outside of the body during radiation treatment or chemotherapy. This would increase the number of stem cells, and speed up the bone marrow recovery process after return of the stem cells to the patient's body after treatment.

      We have entered into a non-exclusive license and supply agreement with Immunex Corporation under which we have granted Immunex a license to the FLK-2/FLT-3 receptor for the limited use of the manufacture of the FLK-2/FLT-3 ligand. Immunex is currently testing the ligand in human trials for stem cell stimulation and for tumor inhibition. Under this agreement, we receive royalty and licensing fees from Immunex, and Immunex has granted us a license to use the FLK-2/FLT-3 ligand for use in our ex vivo research on stem cells.


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

                 Corporate Partnerships for ImClone's Infectious
                        Disease Vaccines and Diagnostics

      We have licensed our diagnostic and infectious disease vaccine products and techniques, which are based on our earlier research, to corporate partners for further development and commercialization.

Diagnostic Technologies.

      We have a strategic alliance with Abbott Laboratories. We have licensed some of our diagnostic products and techniques to Abbott on a worldwide basis. In mid-1995, Abbott launched its first DNA-based diagnostic test in Europe, using our Repair Chain Reaction ("RCR") DNA probe technology. Abbott's test is used to diagnose the sexually transmitted disease chlamydia. The RCR DNA probe technology uses DNA amplification techniques to detect the presence of DNA or RNA in biological samples thereby indicating the presence of disease. Abbott has since developed tests for other diseases, gonorrhea and mycobacteria, using the RCR DNA probe technology, and has begun sales of those diagnostic products as well.

      In December 1996, we amended our agreement with Abbott to allow Abbott to exclusively license our patented DNA signal amplification technology, AMPLIPROBE, to Chiron Diagnostics. DNA signal amplification technology such as AMPLIPROBE also uses DNA amplification techniques to detect the presence of DNA or RNA in biological samples, thereby indicating the presence of disease. Abbott receives a royalty payment from Chiron on all sales of Chiron branched DNA diagnostic probe technology in countries covered by our patents. Abbott, in turn, pays any such royalties it receives to us. Abbott has recently sold the Chiron branched DNA diagnostic probe technology to Bayer Pharmaceutical Corporation.

Infectious Disease Vaccines.

      We have given the Wyeth/Lederle vaccine and pediatrics division of American Home Products Corporation a worldwide license to manufacture and market our infectious disease vaccines. These vaccines are being developed by American Home. In January 1998, we extended our agreement with American Home to allow them to continue pre-clinical research on these vaccines through September 1999, in preparation for clinical trials of possible infectious disease vaccines for the treatment of gonorrhea. Under the modified agreement, American Home must pay us an annual license fee of $300,000, in semi-annual installments of $150,000 each, until September 1999.

                                    ImClone's
                       Research and Development Operations

In-House Research and Development.

      We began our in-house research and development activities in 1986. Since that time, we have assembled a scientific staff with complementary skills in a variety of advanced research technologies, including oncology, immunology, molecular and cell biology, antibody engineering, protein and synthetic chemistry and high-throughput screening. We also have a staff of technical and professional employees who manufacture clinical trial materials at our Somerville, New Jersey manufacturing facility.

Research and Development with Corporate
    Partners.

      In addition to our in-house research programs, we work with certain corporations in areas related to our product development efforts. We obtain funding and other assistance for the development and commercialization of our products from major pharmaceutical companies in exchange for specific product licensing rights.

      We intend to enter into additional agreements of this nature with pharmaceutical companies that have the resources and experience to assist us financially to help us successfully bring our products to market, both in the United States and abroad. It is not certain that we will be successful in entering into any such arrangements.

Research and Development with Academic
   Institutions.

         In addition to our research programs pursued in-house and together with corporate partners, we work with certain academic institutions to support research in areas related to our product development efforts. These institutions include, but are not limited to, the National Cancer Institute, Sloan-Kettering, the University of California, Princeton University, the University of North Carolina, The Wistar Institute, The University of Texas Southwestern Medical Center and The Mario Negri Institute for Pharmacological Research. Usually, research supported at outside academic institutions is in addition to any in-house research. We also work with various institutions to perform our clinical trials. Such institutions include, but are not limited to, Sloan-Kettering, Yale Cancer Center, the University of Virginia, MD Anderson Cancer Center, and the University of Alabama.

       THE OFFERING

Common Stock
Being Offered..............   1,731,497 shares.

Selling Stockholders.......   Certain officers and directors of ImClone and a
                              member of our Scientific Advisory Board.


Common
Stock
Outstanding
as of December 31,  1998...   24,512,107 shares.

Common Stock
Outstanding After
the Offering...............   25,263,607 shares. This assumes that (1) the
                              Selling Stockholders exercise all their warrants for and sell all Shares covered by this prospectus and (2) we do not issue any new shares of our common stock until the offering is complete.


Risk Factors...............   Investing in our common stock is very risky. See
                              "Risk Factors."

Use of Proceeds............   We will not receive any proceeds from the sale of
                              shares in this offering by the Selling
                              Stockholders.

                              If the Selling Stockholders exercise all of their warrants, they will pay us a total of $1,127,250 to buy the Shares, not including amounts previously paid to us by Selling Stockholders who have already exercised warrants for Shares. We will use that money for our development programs and for general corporate purposes. See "Use of Proceeds."

NASDAQ National
Market Symbol..............    "IMCL"

                          ----------------------------

                             WHERE YOU CAN FIND MORE
                                   INFORMATION

                          -----------------------------

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Our common stock is traded on the NASDAQ National Market under the ticker symbol "IMCL." You may also read and copy our SEC filings at the NASDAQ National Market offices located in Washington, D.C.

      We filed a registration statement on Form S-3 to register the shares offered by this prospectus with the SEC. As allowed by SEC rules, this prospectus does not contain all the information that you can find in the registration statement or the exhibits to the registration statement. The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except if it is superseded by information in this prospectus or by later information that we file with the SEC. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained or incorporated by reference in this prospectus. We incorporate by reference the documents listed below, as well as any future filings we may make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, before the time that all of the shares offered by this prospectus have been sold or de-registered. These documents contain important information about our company and its financial condition.

o Our Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

o Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1998, June 30, 1998 and September 30, 1998.


o Our Current Report on Form 8-K, filed with the SEC on February 10, 1998 and December 16, 1998.


o The description of our common stock contained in our registration statement on Form 8-A filed with the SEC under the Securities Exchange Act of 1934, as amended, and any amendment or report filed for the purpose of updating that description.

You may request a copy of these filings, excluding all exhibits unless we have specifically incorporated by reference an exhibit, at no cost, by writing or telephoning us at:

         ImClone Systems Incorporated
         180 Varick Street
         New York, New York 10014
         (212) 645-1405
         Attention:  Catherine M. Vaczy, Associate
                     General Counsel

      When you are deciding whether to purchase the shares being offered by this prospectus, you should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making any offer of the shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                          ----------------------------

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

                          -----------------------------

      The statements incorporated by reference or contained in this prospectus discuss our future expectations, contain projections of our results of operations or financial condition, and include other "forward-looking" information within the meaning of Section 27A of the Securities Act of 1933, as amended. Our actual results may differ materially from those expressed in forward-looking statements made or incorporated by reference in this prospectus. Forward-looking statements that express our beliefs, plans, objectives, assumptions or future events or performance may involve estimates, assumptions, risks and uncertainties. Therefore, our actual results and performance may differ materially from those expressed in the forward-looking statements. Forward-looking statements often, although not always, include words or phrases such as the following:

o    "will likely result"
o    "are expected to"
o    "will continue"
o    "is anticipated"
o    "estimate"
o    "intends"
o    "plans"
o    "projection"
o    "outlook"

      You should not unduly rely on forward-looking statements contained or incorporated by reference in this prospectus. Factors discussed in the following documents describe various uncertainties, estimates, assumptions and risks which may cause actual results or outcomes to differ materially from those expressed in forward-looking statements. You should read and interpret any forward-looking statements together with these documents.

o Our most recent Annual Report on Form 10-K under the captions "Business", and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

o     Our Quarterly Reports on Form 10-Q.

o     The risk factors contained in this prospectus under the caption "Risk
      Factors."

o     Our other SEC filings.

      Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

                          ----------------------------

                                  RISK FACTORS

                          -----------------------------

      An investment in the Shares offered by this prospectus involves a high degree of risk. You should carefully consider the following factors as well as the other information contained and incorporated by reference in this prospectus before deciding to invest in our common stock.

Early Stage of Product Development; Technological
  Uncertainty

         ImClone was founded in 1984, and we opened our laboratory in New York in 1986. Most of our products are now in research or the early stages of development or clinical studies. They have not yet been commercialized and marketed or sold to the public. Therefore, we do not sell or receive any revenues from sales of these products. At this time, most of our revenues come from payments we receive from our corporate partners under license and research arrangements. These revenues have fluctuated significantly in the past, and we expect them to continue to fluctuate significantly in the future. Therefore, our results of operations, which are, in part, a function of our revenues, have also fluctuated in the past, and we expect them to continue to fluctuate significantly in the future. The level of our revenues and results of operations at any given time is based primarily on the following factors:

o     The status of development of our various products.

o The time at which we enter into research and license agreements with corporate partners that provide for payments to us, and the timing of payments to us under these agreements.

o Whether or not we achieve specified research or commercialization milestones.

o     Timely payment by our corporate partners of amounts payable to us.

o     The addition or termination of research programs or funding support.

o The timing of sales by Abbott, our partner in diagnostics, of products that use our technology, and the amount for which such products are sold.

o Variations in the level of expenses related to our proprietary products during any given period.

      Our products are only in the development stage. Before we can commercialize our products and begin to sell them to generate revenues, they will need substantial additional development and clinical testing, which will cost a lot of money. Generally, to make a profit we will need to successfully develop, test, introduce and market our products. It is not certain that any of our products will be successfully developed or that required regulatory approvals to commercialize them can be obtained. Further, even if we successfully develop a product, there is no assurance that we will be able to successfully manufacture or market that product or that customers will buy it.

History of Operating Losses and Accumulated
  Deficit

      We have had significant operating losses and have not earned a profit in each year since we formed ImClone. These operating losses and failure to be profitable have been due mainly to the significant amount of money that we have had to spend on research and development. As of September 30, 1998, we had an accumulated deficit of approximately $131.0 million. We expect to have significant additional operating losses over each of the next several years.

Cash Requirements; Need for Additional Funding

Ongoing and Potential Cash Requirements.

      Cash Required for Operations. At this time and for the foreseeable future, we will need to spend a significant amount of money for, among others, the following purposes:

o     Ongoing pre-clinical and clinical trials of our existing products.

o     Research and development of new products.

o Establishing both clinical-scale and commercial-scale manufacturing capability in our own facilities and/or in the facilities of others.

o     Marketing our products if we receive necessary regulatory approvals.

      We will need to spend a lot of money to expand our operations. Planned expansion projects include expanding clinical trials of C225. We will need to expand and modify our facilities and/or enter into arrangements with others, to allow us to manufacture enough materials to support these expanded clinical trials. We also plan to spend money to develop new product candidates and expand research and development activities. To do this, we will have to hire new employees, acquire new equipment and enter into new outside research agreements.

      Potential Obligation to Repay Industrial Development Revenue Bonds. In 1990, the New York Industrial Development Agency issued $2.2 million of Industrial Development Revenue Bonds on which we are responsible for the debt service. We used the proceeds from that issuance to modify our New York facility to our specifications. These bonds have a scheduled maturity in 2004, however, they become due earlier if and when our lease for our New York facility terminates before that time. Our lease is scheduled to expire in March 1999. We currently expect to be able to extend the lease. However, if we cannot extend the lease, then we will be obligated to pay the holders of the bonds a total of approximately $2.4 million in principal and accrued interest in March 1999. We cannot be certain that we will be able to extend the lease.

      Dividend Payment Obligations to Holders of Series A Preferred Stock. Under the terms of our Series A Convertible Preferred Stock, the holder of those shares is entitled to receive annual dividends of $6.00 per share. If such dividends are not paid in any year, we remain obligated to pay any unpaid dividends in future years. Dividends are payable in cash on any Series A Preferred Shares outstanding on the earlier of (1) annually on December 31st of each year beginning on December 31, 1999; or (2) at the time of conversion or redemption of the Series A Preferred Shares on which the dividend is being paid. Dividends on the Series A Preferred Shares began to accumulate and accrue on December 15, 1997 (the date of original issuance). As of September 30, 1998, approximately $1.9 million of dividends had accrued on the Series A Preferred Shares.

No Assurance of Continued Sources of Capital.

      We will only receive certain future payments from our corporate partners if we meet specified research and development milestones. We have not yet achieved some of those milestones and we cannot be certain that we will ever do so. We also cannot be certain that we will continue to receive expected payments from our corporate partners. All of the above factors may require us to seek additional levels of capital through additional arrangements with corporate partners, equity or debt financings or from other sources. We cannot be certain that we will be successful in completing any such arrangements or financings. If adequate funds are not available, then we may be required to significantly cut back on our planned operations.

Dilution; Shares Available for Future Sale

      General.


      The following securities that are convertible into shares of our common stock were issued and outstanding as of December 31, 1998:

o Warrants. Various warrants to purchase 2,263,590 shares of our common stock, at an average exercise price of approximately $2.79 per share (subject to adjustment in certain circumstances).

o Options. Stock options to purchase 4,339,799 shares of our common stock at an average exercise price of approximately $7.82 per share (subject to adjustment in certain circumstances).


o Series A Convertible Preferred Stock. 400,000 shares of our Series A Convertible Preferred Stock are outstanding. These shares are held by Merck. These shares are referred to as the "Series A Preferred Shares." We discuss below the general terms on which the Series A Preferred Shares can be converted into shares of our common stock.


o Milestone Shares. Under our license agreement with Merck for C225, Merck is entitled to receive shares of our common stock (or a non-voting preferred stock or other non-voting stock convertible into our common stock) in connection with Merck's payment to us of up to $30 million upon our achievement of various milestones in the development of C225. These shares are referred to as the "Milestone Shares". We discuss below how these shares may be obtained.


      The market price of our common stock could drop as a result of sales of a large number of shares of our common stock in the market or the public perception that such sales could occur. This could make it more difficult for us to raise money through future offerings of common stock. Therefore, any of the following events could have a negative effect on our financial condition and results of operations:

o     The exercise of a significant number of options or warrants.

o The sale of a substantial number of shares of our common stock acquired upon the exercise of options or warrants.

o The conversion of a significant number of shares of Series A Preferred Stock into shares of our common stock.


o     The receipt by Merck of a significant number of Milestone Shares.


o The registration by Merck of a significant number of shares of common stock received upon the conversion of Series A Preferred Shares and the Milestone Shares.

      We do not control the timing of any of these events or the number of shares issued or sold if any such events take place.

      Warrants and Options.


      The shares of our common stock which may be issued under the warrants and options, including the shares included herein, are either currently registered with the SEC, or will be registered with the SEC before the shares are purchased by the holders of the warrants and options.


      During the term of the warrants and options, their holders can take advantage of a rise in the market price of our common stock by purchasing the shares under the warrants and options at the exercise prices, which may be much lower than the market price of our common stock. Therefore, the holders of the options and warrants will most likely exercise them at times when the market price of our common stock is high with the intention of promptly re-selling the shares. This will allow them to take the greatest advantage of the relatively low exercise prices of the options and warrants.

      If we are required to issue shares of our common stock to exercising holders of warrants and options at below-market prices, our other stockholders may be negatively affected in two ways:

o Dilution. The interest of other stockholders will be diluted by the issuance of additional shares for below-market purchase prices.

o Effect on Equity Financings. We will most likely be selling shares of our common stock to exercising holders of warrants and options at below-market prices (i.e., the exercise prices) at times when we would otherwise prefer to be able to sell shares to the public ourselves at the higher market prices.

      Series A Preferred Shares.

      100,000 of the Series A Preferred Shares could be immediately converted into shares of our common stock beginning on December 15, 1997. An additional 100,000 Series A Preferred Shares will be able to be converted into shares of our common stock on or after each of January 1, 2000, January 1, 2001 and January 1, 2002.

      Any Series A Preferred Shares converted into common stock before January 1, 2000 will be converted at a conversion price of $12.50 per share of common stock. After that, the number of shares of common stock into which Series A Preferred Shares are convertible is not fixed. Instead, the conversion price is determined under a formula based upon the market price of our common stock at specified measurement dates, which are generally one year apart. The lower the market price of our common stock on the measurement date in question, the greater the number of shares of common stock into which the Series A Preferred Shares may be converted (i.e., the lower the conversion price). The conversion price is determined as of the measurement date, and remains fixed until adjusted on the next measurement date to reflect the market price of our common stock. During the year 2002, the conversion price is 88% of the market price of our common stock. This means that the common stock may be purchased at a price that is 12% lower than the price for which it is being sold on the open market.

      Therefore, it is possible that the conversion price for the Series A Preferred Shares may be determined as of a measurement date, and the market price of our common stock may then increase significantly during the period of time following that measurement date but before the next measurement date. In such a case, the conversion of a significant number of Series A Preferred Shares into common stock during that period would dilute our other stockholders. This is because, in such a situation, we would be required to issue a significant number of shares of our common stock at a relatively low price (i.e., the conversion price determined on the most recent measurement date), as compared to the then market price of our common stock.

      The terms of the Series A Preferred Shares also give us the right, in certain circumstances, to require the holders of the Series A Preferred Shares to convert those shares into common stock at the conversion price then in effect. Generally, if after the determination of the conversion price for the Series A Preferred Shares on a measurement date, the average market price of our common stock for any period of five trading days is greater than 150% of that conversion price, we can require the conversion of the then convertible Series A Preferred Shares at that conversion price.


      Milestone Shares.

      Under our license agreement with Merck for C225, we are entitled to receive from Merck up to $60 million upon our achievement of various milestones in the development of C225. In connection with the final $30 million of these milestones, Merck is entitled to receive from us Milestone Shares upon making the applicable milestone payment. The Milestone Shares will be shares of our common stock (or a non-voting preferred stock or other non-voting stock convertible into our common stock). The number of shares issued to Merck will be determined by dividing the particular milestone payment due by the purchase price of the common stock when the milestone is achieved. The purchase price will relate to the then market price of our common stock, plus a premium which varies depending upon whether we achieve the milestone early, on-time or late. The Milestone Shares will be a non-voting preferred stock or other non-voting stock convertible into our common stock if the shares of common stock that otherwise would be issued to Merck would result in Merck owning greater than 19.9% of our common stock. This 19.9% limitation is in place through December 2002. These convertible securities will not have voting rights. They will be convertible at a price determined in the same manner as the purchase price for shares of our common stock if shares of common stock were to be issued. They will not be convertible if as a result of the conversion Merck would own greater than 19.9% of our common stock. This 19.9% limitation is in place through December 2002 except that after this date, Merck must sell shares they receive as a result of conversion to the extent such shares result in their owning in excess of 19.9% of our common stock.

      In addition, we granted Merck certain registration rights regarding the shares of common stock that they may acquire upon conversion of the Series A Preferred Shares and Milestone Shares.

Limited Manufacturing Experience.

      We can only be profitable if our products are manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. So far, we have developed products in the laboratory and, in some cases, we have produced enough for pre-clinical animal trials and early stage clinical trials. However, it may be difficult for us to produce large enough quantities for late stage clinical trials or commercial distribution. If we commercialize any of our products, we may try to adapt our Somerville, New Jersey manufacturing facility for such purposes. Alternatively, we may outfit a new facility for use as a commercial-scale manufacturing facility. However, we have limited experience in clinical-scale manufacturing and no experience in commercial-scale manufacturing. Therefore, we cannot be certain that we will be able to successfully make the transition to late stage clinical or commercial production of our products.

      We do not know when or if we will need to adapt our existing facility or outfit a new facility to meet any future clinical-scale or commercial-scale manufacturing needs. Nor do we know how much such an adaptation or new facility will cost us. Those variables will depend on many factors beyond our control, including how quickly our products progress through clinical trials. Therefore, we may in the future unexpectedly need a significant amount of money to adapt our facility or build a new facility to accommodate commercial-scale manufacturing of our products. It is not certain that we will be able to obtain such funds. If we were not able to do so, we may be required to delay or give up our plans to commercialize our products and sell them to the public.


      Under our license agreement with Merck for C225, Merck has agreed to give us a secured direct credit facility or a guaranty of up to $30 million for the build-out of a manufacturing facility for the commercial production of C225. In the event of termination of the agreement, the due date for our payment of the credit for the manufacturing facility will be accelerated, or in the event of a guaranty, we will be required to use our best reasonable efforts to release Merck as guarantor. In the event by March 13, 1999 we fail to agree with Merck on a production concept for the manufacturing facility or Merck fails to provide us with the credit facility or guaranty then the agreement may be terminated by either of us, in which case Merck is entitled to receive back all milestone payments made to date.

Establishing Sales and Marketing Capability


      Because we are primarily a research and development company, we do not have a lot of experience in selling or marketing new products. We do not necessarily plan to market our products on our own. We may decide to do so initially through, or together with, our corporate partners. See "Risk Factors -- Dependence on Certain Contractual Agreements with Corporate Partners." If and when we want to market a new product on our own, we will need expertise in sales and marketing. We cannot be certain that we will be able to hire qualified or experienced sales and marketing personnel or that any marketing or sales efforts by such personnel will be successful. Under our agreement with Merck for BEC2, we have the right to co-market BEC2 in North America if it is approved for sale in North America. Under our agreement with Merck for C225, we have the exclusive right to market C225 in North America if it is approved for sale in North America. We also will co-develop C225 with Merck in Japan.

Dependence on Certain Agreements with
  Corporate Partners

      So far, we have earned almost all of our revenues from research and development funding and license fees and royalties paid to us under agreements with our corporate partners. We expect this to be the case over the next several years as well. These agreements usually provide the corporate partner with certain rights to manufacture and/or market in certain geographic areas specified products which they develop using our technology. In return, the corporate partner pays us royalties based on their future sales of those products, if any. Certain corporate partners give us funding for our research and development activities. Sometimes, our corporate partners pay us license fees under these agreements. These license fees may be payable either when we first enter into an agreement or when and if we or they, depending on the agreement, reach agreed-upon research, regulatory and commercialization milestones, or both. We do not receive any of these payments at regular intervals, and their amounts have fluctuated in the past, and are expected to continue to fluctuate in the future.

      In most cases, our corporate partners can terminate these arrangements, including their payment obligations, on relatively short notice under specified circumstances. In the past, some of these arrangements have in fact been terminated. We cannot be certain that we will continue to receive revenues from these arrangements, or that we will enter into any new similar agreements.

      Under these agreements, in most cases, the corporate partner controls and is responsible for the design and conduct of pre-clinical and clinical trials. They are also most often also responsible for seeking and obtaining regulatory approvals and for manufacturing and marketing the products. Therefore, the amount and timing of funding and the investment of other resources are not controlled by us. This means that the successful development and sale and marketing of the products are subject to the risk of financial or other difficulties that may be experienced by our corporate partners. The amount and timing of payments we receive under our arrangements with these parties depend upon all of these variables which are out of our control.

      Also, these corporate partners or their affiliates may be developing their own products or technologies which may directly compete with products that are the subject of their arrangement with us. While we believe that our corporate partners are or will be economically motivated to work toward a successful arrangement with us, we cannot be certain that their corporate interests and motivations will remain consistent with ours.

Uncertainties as to Patents and Proprietary
  Technologies

      Generally.

      The patent position of biopharmaceutical companies is generally very uncertain and involves complex legal and factual questions. Our success will depend, in part, on whether we can :

o     Obtain patents to protect our own products.

o Obtain licences to use the technologies of third parties which may be protected by patents.

o     Protect our trade secrets and know-how.

o Operate without infringing the intellectual property and proprietary rights of others.

      Patent Rights; Licenses. We may not be able to obtain patents that adequately protect our own products. Also, our proprietary technologies could conflict with the rights of others. Our ability to commercialize and market our products using any such technologies could be materially and negatively affected.


      We have exclusive licenses or assignments of 48 issued patents worldwide. 25 of those are issued U.S. patents. We have exclusive licenses or assignments of approximately 38 families of patent applications that relate to our proprietary technology in the U.S. and in foreign countries. We cannot be certain that patents will be issued as a result of any of these applications. Nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be challenged and declared invalid. In addition, under many of the agreements under which we have licenses to the patents or patent applications of others, we are required to meet specified milestone or diligence requirements in order to keep our license. We cannot be certain that we will satisfy any of these requirements.


      We hold rights under the patents of certain third parties that we consider necessary for the development of our technology. We will most likely need to obtain additional licenses to patents of others in order to commercialize certain of the products that we are currently developing. We cannot be certain that we will be able to obtain any such licenses or, if we can do so, how much they will cost.

      We know that others have filed patent applications in various countries that relate to several areas in which we are developing products. Some of these patent applications have already been issued as patents and some are still pending. The pending patent applications may issue as patents. Issued patents are entitled to a rebuttable presumption of validity under the laws of the U.S. and certain other countries. These issued patents may therefore limit our ability to develop commercial products. If we need licenses to such patents to permit us to develop or market our products, we cannot be certain that we would be able to get such licenses on acceptable terms.

      Cost of Intellectual Property Litigation. There has been significant litigation in the biopharmaceutical industry over patents and other proprietary rights. Such litigation has cost the parties involved a lot of money. If we became involved in similar litigation over our intellectual property rights, the cost of such litigation could be substantial and could have a material negative effect on us.

      Trade Secrets and Know-How. Certain of our proprietary trade secrets and unpatented know-how are important to our research and development activities. We cannot be certain that others will not develop the same or similar technologies on their own. Although we have taken steps, including entering into confidentiality agreements with our employees and third parties, to protect our trade secrets and unpatented know-how and keep them secret, third parties may still obtain such information.

      Specific Intellectual Property Issues.

      The following are some of the specific areas in which we may be negatively affected by the patents and patent applications of others:

      C225 Patent Issues. We have an exclusive license to an issued U.S. patent for the murine form of C225, our EGF receptor antibody product. Our licensor of this patent, however, did not obtain patent protection outside the U.S. for this antibody. We have, however, sought additional patent protection for C225 and its use with chemotherapy and radiation therapy. We have done this by filing specific patent applications in the U.S. and elsewhere and by exclusively licensing from a major pharmaceutical company patent applications that relate to the use of EGF receptor antibodies together with chemotherapy. We are currently prosecuting these applications. We cannot be certain that we will be successful in these efforts or that patents will ever be issued.

      C225 is a "chimerized" monoclonal antibody, which means that it is made of antibody fragments derived from more than one type of animal. Patents have been issued to other biotechnology companies that cover the chimerization of antibodies. Therefore, we may be required to obtain licenses under these patents before we can commercialize our own chimerized monoclonal antibodies, including C225. We cannot be certain that we will be able to obtain such licenses in the territories where we want to commercialize, or how much such licenses would cost.

      BEC2 Patent Issues. We know that others have been issued patents in the U.S. and Europe covering anti-idiotypic antibodies and/or their use for the treatment of tumors. These patents, if valid, could be interpreted to cover our BEC2 monoclonal antibody and certain uses of BEC2. Merck, our worldwide licensee of BEC2, has informed us that it has obtained non-exclusive, worldwide licenses to these patents in order to market BEC2 in its territory. We are entitled to co-promote BEC2 in the U.S., however, we cannot be certain that we could obtain such licenses on commercially acceptable terms, if at all.

      Angiogenesis Inhibitor Patent Issues. We have patents and have filed patent applications to protect our proprietary rights to anti-angiogenic therapeutics, as well as therapeutic methods of treating angiogenic disease. We are aware that others have filed patent applications that could affect our ability to commercialize some of our anti-angiogenic therapeutics or therapeutic treatments.

      Diagnostic Product Patent Issues. We are aware that third parties have filed patent applications in areas that could affect our ability or Abbott's ability to commercialize our diagnostic products. These areas could include target amplification technology and signal amplification technology. Third party patents have already been issued in the field of target amplification such as polymerase chain reaction technology (also known as PCR).

Reliance on and Attraction and Retention of Key
  Personnel and Consultants

      Our ability to successfully develop marketable products and to maintain a competitive position will depend in large part on our ability to attract and retain highly qualified scientific and management personnel. We will also need to develop and maintain relationships with leading research institutions and consultants. Our success is also very dependent upon the principal members of our management, scientific staff and Scientific Advisory Board. Competition for such personnel and relationships is intense, and we cannot be certain that we will be able to continue to attract and retain such personnel and maintain such relationships.

Technological Change and Risk of Obsolescence; Competition

      The biopharmaceutical industry is subject to rapid and significant technological change. We have many competitors, including major drug and chemical companies, specialized biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective than our products or which would make our technology and products obsolete and non-competitive. Many of these competitors have much greater financial and technical resources and production and marketing capabilities than we do. In addition, many of our competitors have much more experience than we do in pre-clinical testing and human clinical trials of new or improved drugs, as well as in obtaining FDA and other regulatory approvals.

      We know of various products being developed or manufactured by competitors that are used for the prevention, diagnosis or treatment of diseases that we have targeted for product development. Some of these competitive products use therapeutic approaches that compete directly with certain of our product candidates. We have little experience in conducting and managing the pre-clinical testing necessary to enter the clinical trials that are needed to obtain government approvals. Therefore, our competitors may succeed in obtaining FDA approval for their competitive products sooner than we do for ours. This could hurt our ability to further develop and market our products. Also, if we do begin significant commercial sales of our products, we will be competing with the established manufacturing and marketing capabilities of our competitors. These are areas in which we have limited or no experience. See "Risk Factors--Limited Manufacturing Experience" and "Risk Factors--Establishing Sales and Marketing Capability."

Extensive Government Regulation

      The research, pre-clinical development, clinical trials, manufacturing and marketing of our products are all subject to extensive regulation by U.S. and foreign governmental authorities. The FDA and similar foreign regulatory authorities regulate our clinical trials as well as our manufacturing and marketing operations. They require us to comply with product-specific testing and approval processes. It may take many years and cost a significant amount of money to obtain the required regulatory approvals for our products. Once we begin clinical trials for a new biologic therapeutic or vaccine product, it may take five to ten years (or more) to receive the required FDA approval to commercialize that product and begin to sell and market it to the public. We may need two to six years to develop a new in vitro diagnostic product, depending upon the clinical data requirements or approval process specified by the FDA for the approval of the product. The FDA also has the power to request additional data and to substantially extend these approval processes. Moreover, we cannot even be certain that we will ultimately receive FDA approval at the end of these approval processes. In addition, even if granted, product approvals may be withdrawn or limited at a later time if products do not comply with regulatory standards or if unexpected problems occur following initial marketing.

      We have not sought or received regulatory approval for the commercial sale of any of our products or for any manufacturing techniques or facilities. We and our licensees may experience long delays or excessive costs when we do attempt to get necessary approvals or licenses. Future federal, state, local or foreign legislative or administrative acts could also prevent or delay regulatory approval of our products or the products of our licensees. We cannot be certain that we or our corporate partners will be able to get the necessary approvals for clinical testing, manufacturing or marketing of our products, or that the clinical data we obtain in our studies will be sufficient to establish that our products are safe and effective. If we fail to get or maintain required governmental approvals, we or our licensees could be delayed or prevented from further developing particular products or from marketing our products. Such failure could also limit the commercial use of the products and therefore have a material negative effect on their marketability and, in turn, on our liquidity and financial condition.

Product Liability Exposure

      Because our product candidates are new treatments for diseases, their use during testing or after approval could expose us to product liability claims. We cannot be certain that we would have enough money available to satisfy any liability that might result from any such claims. We try to obtain indemnification from our corporate partners against certain of these types of claims. However, we cannot be certain that these parties would choose to honor, or have the financial resources to honor, any such indemnity obligations. We carry product liability insurance which covers liabilities that may arise in connection with pre-clinical and clinical testing of our products. However, we cannot be certain that this coverage will be adequate to protect us in the event of a successful product liability claim against us.

Hazardous Materials; Environmental Matters

      We use hazardous materials, chemicals, viruses and various radioactive compounds in our research and development activities. Therefore, we are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and certain waste products. We believe that our safety procedures for handling and disposing of these materials comply with the applicable standards. However, we cannot completely eliminate the risk of accidental contamination or injury from these materials. If such an accident happened, we could be held liable for any resulting damages. Any such liability could exceed our financial resources. Also, we may be required to spend a significant amount of money to comply with environmental laws and regulations in the future. Current or future environmental laws or regulations may have a material negative effect on our operations, business or assets.

Uncertainty of Health Care Reimbursement and Related Matters

      Once we have commercialized our products and market them to the public, our ability to sell them at a reasonable profit may depend, in part, on the extent to which government health administration authorities, private health coverage insurers and other organizations reimburse purchasers or users of our products for the costs of such products and related treatments. If people are not entitled to adequate healthcare reimbursement for the cost of using our products, they may not use them or may reduce such use. The reimbursement status of newly-approved health care products is uncertain, and there can be no assurance that the reimbursement that will be available to purchasers and users of our products will be enough to ensure profitable sales of our products.

Possible Volatility of Stock Price

      We believe that the following factors, among others, have caused the market price of our common stock to fluctuate substantially, and that they will continue to do so in the future :

o     The status of our products in development.

o     The formation or termination of our corporate alliances.

o     Determinations regarding our patent applications and those of others.

o     Variations in our quarterly operating results.

      Also, the stock market has recently experienced extreme price and volume fluctuations. These fluctuations have especially affected the market price of the stock of many high technology and healthcare-related companies. Such fluctuations have often been unrelated to the operating performance of these companies. Nonetheless, these broad market fluctuations may negatively affect the market price of our common stock.

Limitations on Net Operating Loss
   Carryforwards

      At December 31, 1997, we had (1) net operating loss carryforwards for federal income tax purposes of approximately $115,000,000 which expire at various dates from 2000 through 2012 and (2) research credit carryforwards of approximately $2,303,000 which expire at various dates from 2001 through 2012. These "carryforwards" are tax assets which we can use in future years to offset our federal taxable income and reduce the amount of federal taxes that we are required to pay in those years. There can be no assurances that the Company will ever generate income which would enable it to utilize the net operating loss carryforwards.

      Under Section 382 of the Internal Revenue Code of 1986, as amended, a company's annual ability to use these carryforwards to offset income and therefore reduce income tax expense may be limited if that company experiences a change in ownership of more than 50 percentage points within any three-year period. Since 1986, we have experienced two such ownership changes. As a result, we are only permitted to use in any one year $5,159,000 of our available net operating loss carryforwards that relate to periods before these ownership changes to offset federal taxable income. Similarly, we are limited in using our research credit carryforwards related to years before the ownership changes to offset future federal income tax expense. Accordingly, as a result of these ownership changes, we may be required to pay more federal income tax in future years than we would have been required to pay had the ownership changes not occurred. There can be no assurance that the Company will ever generate income which would enable it to utilize these net operating loss carryforwards.

Dividend Policy and Restrictions

      We have never paid any cash dividends on our common stock. Our Board of Directors will decide our future dividend policy based on our results of operations, financial condition, capital requirements and other circumstances. We do not anticipate that any dividends will be declared on our common stock in the foreseeable future. Any earnings which we may earn, other than earnings which may be used to pay dividends owed to the holder of our Series A Preferred Stock, will be retained to finance our growth. In addition, the terms of the Series A Preferred Stock restrict our ability to pay dividends on our stock. See "Prospectus-Summary--The Company--BEC2 Cancer Vaccine" and "Risk Factors--Dilution."

Year 2000.


      We have completed a review of our internal computer systems and we are in the process of making inquiries of groups with which we do business with respect to their computer systems, to determine whether these systems will experience a "Year 2000 problem". A Year 2000 problem would result from a computer system recognizing the first two digits of a year after the year 1999 as "19" instead of "20", thereby reading the wrong year. We expect to have identified and replaced or corrected all computer systems which would cause a Year 2000 problem by the first quarter of 1999. There is no assurance that we will be able to successfully do this, or that the groups with which we do business will timely identify and replace their computer systems which would cause a Year 2000 problem. The failure to identify and remedy Year 2000 problems could disrupt important operations which could affect the development and ultimate marketing of potential products as well as put us at a competitive disadvantage relative to companies that have corrected such problems.


                          -----------------------------

                                 USE OF PROCEEDS

                          -----------------------------

      We will not receive any proceeds from the sale by the Selling Stockholders of the Shares. They will receive all such proceeds. However, the Selling Stockholders will pay us the purchase price for the Shares when they exercise their warrants. If all Selling Stockholders exercised all of their warrants that they have not yet exercised, we would receive total proceeds of about $1,127,250. We expect to use any such proceeds (1) to continue to pay for and expand our research and development programs and (2) for general corporate purposes, including working capital. There can be no assurance that the Selling Stockholders will exercise any of their warrants.

                          -----------------------------

                              SELLING STOCKHOLDERS

                          -----------------------------

      The table below presents the following information about the number of shares of our common stock owned by the Selling Stockholders: (1) the number of shares such Selling Stockholder beneficially owns as of the date of this prospectus, (2) the number of Shares that such Selling Stockholder is offering under this prospectus, (3) the number of shares that such Selling Stockholder will beneficially own after the completion of this offering and (4) the percentage of our outstanding shares of common stock that such Selling Stockholder will beneficially own after the completion of the offering.

      Dr. Harlan W. Waksal is our Executive Vice President and Chief Operating Officer and is a member of our Board of Directors. Dr. Samuel D. Waksal is our President and Chief Executive Officer and a member of our Board of Directors. Dr. Samuel D. Waksal and Dr. Harlan W. Waksal are brothers. Mr. John B. Landes is our Vice President-Business Development and General Counsel. Dr. Zvi Fuks is a member of our Scientific Advisory Board. Mr. Robert F. Goldhammer is the Chairman of our Board of Directors.


                                                                                         Percentage of
                                                                Number of Shares To  Outstanding Shares To
                           Number of Shares   Number of Shares     Be Owned After        Be Owned After
                             Beneficially     Offered By This        Completion          Completion of
 Selling Stockholder(1)        Owned(1)        Prospectus(2)       of Offering(3)          Offering(3)
------------------------       --------        -------------       --------------          -----------
Samuel D. Waksal            1,470,583(4)         431,997(4)          1,038,586                3.8%
Harlan W. Waksal            1,245,780(5)         734,500(5)            511,280                1.9%
Robert F. Goldhammer          836,576(6)         418,000(6)            418,576                1.6%
John B. Landes                337,000(7)         135,000(7)            202,000                 *
Zvi Fuks                      116,500(8)          12,000(8)            104,000                 *

--------------------
*     Less than 1%.

(1) Assumes that all options or warrants to purchase shares of our common stock held by the Selling Stockholders are exercisable within 60 days of the date of this prospectus.

(2) Assumes that the Selling Stockholders would currently be allowed to exercise all of their warrants to purchase all of the Shares offered by this prospectus.


(3) Assumes that the Selling Stockholders have sold all of the Shares offered by this prospectus and that all options or warrants to purchase shares of our common stock held by them are exercisable within 60 days. Because the Selling Stockholders may sell the shares offered by this prospectus from time to time, we do not currently know the date of the completion of the offering. Therefore, the number and percentages of shares included are based on 24,512,107 shares, the total number of our shares of common stock outstanding as of December 31, 1998, giving effect to the exercise of all of the Selling Stockholders' warrants to purchase Shares offered by this prospectus. Shares of our Series A Convertible Preferred Stock are not included, because such shares carry no voting rights.


(4) Includes an aggregate of 431,997 Shares previously acquired by Dr. Waksal upon the exercise of warrants.

(5) Includes (i) an aggregate of 337,500 Shares subject to warrants issued to Dr. Waksal and (ii) an aggregate of 397,000 Shares previously acquired by Dr. Waksal upon the exercise of warrants.

(6) Includes (i) an aggregate of 120,000 Shares previously acquired by Mr. Goldhammer upon the exercise of warrants and (ii) an aggregate of 298,000 Shares subject to warrants issued to Mr. Goldhammer. The additional shares of our common stock listed under the column "Number of Shares Beneficially Owned" include 13,314 shares of our common stock held in trust, as to which Mr. Goldhammer disclaims beneficial ownership.

(7) Includes (i) 31,000 Shares previously acquired by Mr. Landes upon the exercise of warrants and (ii) 104,000 Shares subject to warrants issued to Mr. Landes.

(8)   Includes 12,000 Shares subject to warrants issued to Dr. Fuks.

                          -----------------------------

                              PLAN OF DISTRIBUTION

                          -----------------------------

Manner of Sales; Broker-Dealer Compensation

      The Selling Stockholders may sell any Shares that they acquire when they exercise their warrants using this prospectus. The Selling Stockholders may elect to sell any such Shares in privately negotiated transactions or in the over-the-counter market through brokers and dealers. Such brokers and dealers may act as agent or as principals. They may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or from the purchasers of their Shares for whom the broker-dealers may act as agent or to whom the broker-dealers may sell as principal, or both. The Selling Stockholders may also sell the shares in reliance upon Rule 144 under the Securities Act of 1933, as amended, at such times as they are eligible to do so. We have been advised by the Selling Stockholders that they have not made any arrangements for the distribution of the Shares. Broker-dealers who effect sales for the Selling Stockholders may arrange for other broker-dealers to participate. Broker-dealers engaged by the Selling Stockholders will receive commissions or discounts from them in amounts to be negotiated prior to the sale.

Filing of Supplement to Prospectus In Certain
  Instances

      If any Selling Stockholder notifies us that he or she has entered into a material arrangement (other than a customary brokerage account agreement) with a broker or dealer for the sale of Shares under this prospectus through a block trade, purchase by a broker or dealer or similar transaction, we will file a supplement to the prospectus under Rule 424(c) under the Securities Act of 1933, as amended. Such a supplement will disclose:

o     The name of each such broker-dealer.

o     The number of Shares involved.

o     The price at which those Shares were sold.

o The commissions paid or discounts or concessions allowed to such broker dealer(s).

o If applicable, that such broker-dealer(s) did not conduct any investigation to verify the information contained or incorporated by reference in this prospectus, as supplemented.

o     Any other facts material to the transaction.

Certain Persons Deemed to be Underwriters

      The Selling Stockholders and any broker-dealers who execute sales for them may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, because of the number of Shares to be sold or resold by such persons or entities or the manner of sale of such Shares, or both. If a Selling Stockholder or any broker-dealer or other holders were determined to be underwriters, any discounts, concessions or commissions received by them or by brokers or dealers acting on their behalf and any profits received by them on the resale of their Shares might be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended.

Regulation M

      The Selling Stockholders have represented to us that any purchase or sale of Shares by them will comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. In general, Rule 102 under Regulation M prohibits any person connected with a distribution of our common stock (a "Distribution") from directly or indirectly bidding for, or purchasing for any account in which he or she has a beneficial interest, any of our common stock or any right to purchase our common stock, for a period of one business day before and after completion of his or her participation in the distribution (we refer to that time period as the "Distribution Period").

      During the Distribution Period, Rule 104 under Regulation M prohibits the Selling Stockholders and any other persons engaged in the Distribution from engaging in any stabilizing bid or purchasing our common stock except for the purpose of preventing or retarding a decline in the open market price of our common stock. No such person may effect any stabilizing transaction to facilitate any offering at the market. Inasmuch as the Selling Stockholders will be reoffering and reselling our common stock at the market, Rule 104 prohibits them from effecting any stabilizing transaction in contravention of Rule 104 with respect to our common stock.

                          -----------------------------

                                  LEGAL MATTERS

                          -----------------------------

      Kaye, Scholer, Fierman, Hays & Handler, LLP will issue an opinion about the validity of the shares for us.

                          -----------------------------

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

                          -----------------------------

      ImClone's Certificate of Incorporation and Bylaws provide for indemnification of officers and directors in instances, among others, in which they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests and in which, with respect to criminal proceedings, they had no reasonable cause to believe their conduct was unlawful.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of ImClone pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

      The following table sets forth all expenses payable by ImClone in connection with the sale of the shares offered by this prospectus.


         SEC Registration Fee:                                   $  4,328
         Blue Sky Fees and Expenses*:                               1,000
         Legal Fees and Expenses*:                                 35,000
         Accounting Fees and Expenses*:                             5,000
         Miscellaneous*:                                            2,672
                                                                ---------
                Total*:                                           $48,000

-----------------
* Estimated.

Item 15. Indemnification of Directors and Officers.

      Our Certificate of Incorporation and Bylaws set forth the extent to which our officers and directors may be indemnified by us against any liabilities which they may incur. The general effect of such provisions is that, on the terms and conditions set forth in our Certificate of Incorporation and Bylaws, any person made a party or threatened to be made a party to an action, suit or proceeding by reason of the fact that he or she is or was a director or officer, or is or was serving as a director, officer, employee or agent of another corporation or other enterprise at our request, shall be indemnified by us against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) reasonably incurred or suffered by him or her in connection with such action, suit or proceeding, to the full extent permitted under the laws of the State of Delaware; provided, however, that, subject to certain limited exceptions, we shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by our Board of Directors. Our Certificate of Incorporation gives our Board of Directors the authority to extend such indemnification to our employees and other agents as well.

      The general effect of the indemnification provisions contained in Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") is as follows: A director or officer who, by reason of such directorship or officership, is involved in any action, suit or proceeding (other than an action by or in the right of the corporation) may be indemnified by the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe that his or her conduct was unlawful. A director or officer who, by reason of such directorship or officership, is involved in any action or suit by or in the right of the corporation may be indemnified by the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that a court of appropriate jurisdiction shall approve such indemnification.

      Our Certificate of Incorporation provides that, to the maximum extent permitted under the DGCL, a director of ImClone shall not be personally liable to us or to any of our stockholders for monetary damages for breach of fiduciary duty as a director of ImClone. Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision that eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived in improper personal benefit.

Item 16. Exhibits.


Exhibit No.   Description
-----------   -----------

5.1 Opinion of Kaye, Scholer, Fierman, Hays & Handler, LLP regarding the legality of the securities being registered. *

10.70 Development and License Agreement between the Company and Merck KGaA dated December 14, 1998. **

23.1        Consent of KPMG LLP.***

23.2        Consent of Kaye, Scholer, Fierman, Hays & Handler, LLP. (Included in
            Exhibit 5.1).

*           Previously Filed
**          Filed  herewith.  Confidential  Treatment  has been  requested  with respect to certain portions of this Exhibit.
***         Filed herewith.


Item 17. Undertakings.

      (a) The undersigned registrant hereby undertakes:

            (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

            (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

            (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (d) The undersigned registrant hereby undertakes that:

            (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 8th day of January 1999.


                                     IMCLONE SYSTEMS INCORPORATED

                                     By:  /s/ Samuel D. Waksal
                                          -------------------------------------
                                          Samuel D. Waksal
                                          President and Chief Executive Officer



     Signature                            Title                       Date
     ---------                            -----                       ----


          *
--------------------------   Chairman of the Board and Director  January 8, 1999
Robert F. Goldhammer

          *
--------------------------   President, Chief Executive Officer  January 8, 1999
Samuel D. Waksal             and Director
                             (Principal Executive Officer)

          *
--------------------------   Executive Vice President, Chief     January 8, 1999
Harlan W. Waksal             Operating Officer and Director

          *
--------------------------   Vice President of Finance and       January 8, 1999
Carl Goldfischer             Chief Financial Officer
                             (Principal Financial and
                             Accounting Officer)

          *
--------------------------   Director                            January 8, 1999
Jean Carvais

          *
--------------------------   Director                            January 8, 1999
Vincent T. DeVita, Jr.

          *
--------------------------   Director                            January 8, 1999
Paul B. Kopperl

          *
--------------------------   Director                            January 8, 1999
William R. Miller

          *
--------------------------   Director                            January 8, 1999
David M. Kies

          *
--------------------------   Director                            January 8, 1999
John Mendelsohn

          *
--------------------------   Director                            January 8, 1999
Richard Barth

/s/ John B. Landes
--------------------------
John B. Landes
as attorney-in-fact

                                  EXHIBIT INDEX

Exhibit No.   Description
-----------   -----------


5.1 Opinion of Kaye, Scholer, Fierman, Hays & Handler, LLP regarding the legality of the securities being registered.*

10.70 Development and License Agreement between the Company and Merck KGaA dated December 14, 1998.**

23.1          Consent of KPMG LLP***

23.2          Consent of Kaye, Scholer, Fierman, Hays & Handler, LLP.
              (Included in Exhibit 5.1).

*     Previously Filed

** Filed herewith Confidential Treatment has been requested with respect to certain portions of this Exhibit.

***   Filed herewith.